FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      For the month of September 23, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



VANNESSA LETTER TO SHAREHOLDERS
VANCOUVER, B.C. SEPTEMBER 23, 2002 - The following is a brief summary of Vannessa Ventures Ltd.'s active projects and their status.

GUYANA - Potaro - Maple Creek Mine
Over the last few weeks, the Company has worked diligently to advance the project. Some delays were encountered due to a change in project management. The work is proceeding as planned and the Mine crews have now started opening the main channel identified by the Ground Penetrating Radar (GPR) program after finishing all necessary preliminary preparations. While time consuming, the Company considers this methodical approach preferable to an all out push for production at any cost, as the latter usually results in operational losses.

GUYANA - Marudi
As announced, the Company is preparing for bulk testing on the Marudi Mountain gold deposit. A large number of workers from local communities have been employed over the last few weeks to prepare the road for heavy equipment work by cutting brush and widening the existing trail to the site. This work is finished and bulldozer/backhoe equipment is being prepared for transportation to the area to upgrade the road and facilitate the relocation of the processing equipment.

COSTA RICA - Crucitas
The Company had received its exploitation licence previously and the review of the Company's environmental license is now progressing. A number of community leaders have recently visited the mine site to meet with Company and Government officials and we can report that we have substantial community support for this project. All stakeholders are anxious to see the licensing process advance more quickly, however the Company is satisfied that the Government agency (SETENA), which is dealing with the licensing process, is doing an outstanding job considering the demand for their services and the technical manpower that they have at their disposal. The Company (and it's shareholders) have to be patient as we are only one of numerous applications under review, however, we are seeing progress towards our goal of having the licensing process concluded over the next few months.

VENEZUELA - Las Cristinas
The details of the contract between Crystallex and the State Corporation
(CVG), which are now emerging, reinforce the validity and necessity of MINCA's goal (which is pursued concurrently with the defence of its existing contractual rights) of obtaining clear title from the Government and thereby the protection of the National Constitution. Aside from the fact that we believe that the Crystallex/CVG contract will not survive the legal challenges put forward by MINCA (Vannessa's subsidiary), it also does not contain the basic partnership and management requirements needed for a commercial contract to succeed such as:



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a) both parties benefiting from the contract and sharing in its risks,
b) realistic terms which leave room for management decisions, and
c) a guarantee of full legal protection.

The detailed analysis of this contract will be left, for now, to those professionals who will be asked to make the contract work and support it such as corporate managers, investment advisors and bankers.

ON BEHALF OF THE BOARD

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       September 23, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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